UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2024

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
EXHIBITS
99.1Stock Exchange announcement dated 1 July 2024 entitled ‘Total voting rights and issued capital’.
99.2Stock Exchange announcement dated 1 July 2024 entitled ‘Appendix 3X – Initial Director’s Interest
Notice’.
99.3Stock Exchange announcement dated 3 July 2024 entitled ‘Form 604 - Notice of change of interests of substantial holder’.
99.4Stock Exchange announcement dated 8 July 2024 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of unquoted equity securities’.
99.5Stock Exchange announcement dated 8 July 2024 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of unquoted equity securities’.
99.6Stock Exchange announcement dated 8 July 2024 entitled ‘Appendix 3H – Notification of cessation of securities’.
99.7Media Release dated 15 July 2024 entitled ‘Ngarluma and Rio Tinto to progress renewable energy product’.
99.8Stock Exchange announcement dated 16 July 2024 entitled ‘Conditions on Simandou investment now satisfied’.
99.9Media Release dated 19 July 2024 entitled ‘Rio Tinto ships 4 billion tonnes of iron ore to China’.
99.10Stock Exchange announcement dated 22 July 2024 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.11Stock Exchange announcement dated 23 July 2024 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.12Stock Exchange announcement dated 24 July 2024 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of unquoted equity securities’.
99.13Stock Exchange announcement dated 26 July 2024 entitled ‘Changes to dividend declaration currency and 2024 interim dividend timetable’.
99.14Stock Exchange announcement dated 31 July 2024 entitled ‘Appendix 3A.1 – Notification of dividend /
distribution’.
99.15Stock Exchange announcement dated 31 July 2024 entitled ‘2024 Half Year Results Presentation’.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Andrew Hodges	By	/s/ Tim Paine
Name	Andrew Hodges	Name	Tim Paine
Title	Company Secretary	Title	Company Secretary

Date	1 August 2024	Date	1 August 2024